Mail Stop 4561


      May 10, 2006



Howard B. Katz
Chief Executive Officer
MDwerks, Inc.
1020 N.W. 6th Street
Deerfield Beach, Florida 33442

Re:	MDwerks, Inc.
      Registration Statement on Form SB-2
      Amended on May 3, 2006
      File No. 333-132296

Dear Mr. Katz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update your financial statements pursuant to Item 310(g) of
Regulation S-B.
2. We note your response to Comment 3, but are unable to determine where you have revised Part II of the registration statement to reflect the issuance of units sold on March 22, 2006. Please revise or advise. With respect to this placement, please also see related comment 6.

Management`s Discussion and Analysis, page 20
3. We note your response to Comment 26 and your additional disclosure on page 21. Please move the additional language into the overview section. In addition, we note your statement that you cannot forecast your revenues and expenses. However, our prior comment did not suggest that such a forecast was necessary to address the guidance in Release 33-8350. Rather, the overview should provide some direction from management on relevant business trends. The overview currently is limited to a discussion on the organizational history of the company and a few sentences about what the company does. Please revise accordingly.

Claims Management Services, page 24
4. We note your response to Comment 28. While your response to the comment states that you presently do not offer asset and wealth management services through third party sources, the disclosure in your document is somewhat ambiguous on this point, stating that MDWerks has the "opportunity to offer asset and wealth management services through third party sources, but [that] no such services have been offered yet." Please revise to clarify, if true, that you do not currently offer asset and wealth management services through third party sources.

Billing Services, page 25
5. We note your response to Comment 29, but are unable to determine where you made the requested revision. Please advise or revise.

Description of Certain Transactions

Private Placements, page 45
6. We note your issuance of eight units of Series A Convertible
Preferred stock which include detachable warrants. Please tell us and describe in your next amendment how you accounted for this convertible preferred stock and the associated warrants.







Financial Statements for the year ended December 31, 2005 and 2004 pages F-2 - F-17

Consolidated Statement of Operations, page F-4
7. We note your response to comment 41. We are still unclear as to the terms of the agreement under which liabilities for certain professional fees and technology expenses were forgiven. Please revise to disclose these terms.

Note 1 - Organization and Summary of Significant Accounting
Policies,
pages F-7 - F-10

Revenue recognition, page F-8 - F-9
8. We note your response to comment 42. We are still unclear when you record interest withheld, administrative fees, and other charges as revenue. Please revise your document to provide a more detailed description of when you consider this revenue to be earned.

Note 6 - Stockholders` Deficiency, pages F-11 - F-14

Registration rights, page F-13
9. We note your response to comment 43.  Please tell us whether the
"liquidating penalty" related to non-registration of your shares could be settled in cash or would be satisfied by issuing additional unregistered shares if your shares are never registered. We note the
EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial
Instrument Subject to Issue No. 00-19.   The EITF has not reached
a
consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

Item 28, Undertakings
10. We note your response to Comment 47. Please revise to include the undertaking pursuant to Item 512(g)(2) of Regulation S-B or advise us why you believe it is not necessary to do so.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Matt Maulbeck, Accountant, at (202) 551-3466 or
Steve Jacobs, Branch Chief, at (202) 551-3404 if you have questions regarding comments on the financial statements and related matters.
Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Stephen P. Katz, Esq. (via facsimile)




Mr. Howard B. Katz
MDwerks, Inc.
May 10, 2006
Page 4